NIO Inc.

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

January 18, 2024

VIA EDGAR

Mr. Andrew Mew

Mr. Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 28, 2023
File No. 001-38638

Dear Mr. Mew and Mr. Dunham:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 13, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”) and the Company’s response letters submitted on August 4 and September 1, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1.	We note your response to comment 1, as well as your response to prior comment 3. Please amend this section of your filing to disclose the partial ownership NIO China by four state-owned enterprises and outlining any ability, either individually or collectively, to influence your operations or the direction of your management and policies, including through the nomination of directors. Please also clarify for us whether Awesome Pilot Limited is affiliated with any government entities. Please further revise to disclose your conclusion as to whether Xiaobei Chen is an official of the CCP and how you considered the material facts underlying this conclusion, including that she is the director designated by a PRC state-owned enterprise and serves as a member of the Chinese Communist Party Committee of a PRC state-owned enterprise. Please further revise to identify this PRC state-owned enterprise, outline XiaoBei Chen’s roles and responsibilities within the CCP committee as well as the enterprise, and disclose whether she is a CCP member.

NIO Inc.

January 18, 2024

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure, reflecting revisions and updates in response to the Staff’s comment, under Item 16I in an amendment to the 2022 Form 20-F to be filed with the Commission. The revisions and updates made in response to the Staff’s comment are marked (with deletions shown in strikethrough and additions underlined) for the Staff’s easy reference.

“ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, NIO Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2022.

As of the date of this annual report:

(i) To our knowledge, except for NIO Holding Co., Ltd. (“NIO China”), no governmental entities in the Cayman Islands, China (including Hong Kong SAR), Germany, the United States, or the Netherlands owns shares of NIO Inc. or its principal consolidated foreign operating entities, including the VIEs.

NIO China is a PRC entity in which we hold 92.114% controlling equity interests. The other shareholders of NIO China are (a) Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership) (“Jianheng New Energy Fund”), a limited liability partnership designated by Hefei City Construction and Investment Holding (Group) Co., Ltd. (“Hefei Construction Co.”), a PRC state-owned enterprise; (b) Advanced Manufacturing Industry Investment Fund II (Limited Partnership) (“Advanced Manufacturing Industry Investment Fund”), a limited liability partnership designated by CMG-SDIC Capital Co., Ltd., a PRC state-owned enterprise; (c) Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. (“Anhui Sanzhong Yichuang”), a limited liability company designated by Anhui Provincial Emerging Industry Investment Co., Ltd., a PRC state-owned enterprise; and (d) Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership) (“New Energy Automobile Fund”), a limited liability partnership designated by Anhui Provincial Emerging Industry Investment Co., Ltd., a PRC state-owned enterprise. Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui Sanzhong Yichuang and New Energy Automobile Fund (collectively, the “Hefei Strategic Investors”), which in aggregate hold the remaining 7.886% equity interest in NIO China.

NIO Inc.

January 18, 2024

NIO Inc. maintains effective control over NIO China through its significant shareholdings and corresponding voting rights in NIO China. NIO Inc. and its subsidiaries and affiliates (the “NIO Parties”) beneficially own 92.114% equity interests in NIO China. Consequently, the NIO Parties hold a controlling interest and corresponding voting rights in NIO China and have the power to approve all corporate matters that are required to be approved by NIO China’s shareholders.

NIO Inc. also has effective control over the board of directors of NIO China through the majority representation and corresponding voting rights on its board. The current board of directors of NIO China consists of seven members (the “NIO China Directors”), five of whom are designated by the NIO Parties and serve as directors or executive officers of the NIO Parties (the “NIO Parties Directors”). The remaining two NIO China Directors are designated by Jianheng New Energy Fund and Advanced Manufacturing Industry Investment Fund (the “Investor Directors”). Each Investor Director independently exercises voting rights on board matters without any act-in-concert arrangements between them or among the Hefei Strategic Investors. The Investor Directors do not participate in the daily operations and management of NIO China outside of their board meeting participation. Moreover, if the aggregate equity holding of the Hefei Strategic Investors in NIO China is lower than 5%, the Hefei Strategic Investors shall not be entitled to nominate any directors.

In addition, the affirmative votes of a majority of the NIO China Directors are sufficient to approve most corporate matters, such as the annual budget, the annual final accounts, and the appointment or removal of the CEO and CFO, in accordance with the Hefei Shareholders Agreement. A limited scope of significant corporate matters, such as changes in NIO China’s corporate structure, changes to its core business, and amendment to its articles of association, require the affirmative votes of three-fourths (3/4) of the NIO China Directors for fundamental investor protection purposes.

(ii) To our knowledge, ~~the governmental entities in China do not have a controlling financial interest in NIO Inc. or the VIEs;~~ no governmental entity has a controlling financial interest in NIO Inc. and its consolidated foreign operating entities, including the VIEs.

NIO Inc.

January 18, 2024

(iii) To our knowledge, Ms. Xiaobei Chen, a director of NIO China, is a member of the Chinese Communist Party. Ms. Chen is an Investor Director designated by Jianheng New Energy Fund, an entity holding 4.079% equity interests in NIO China, and Jianheng New Energy Fund is designated by Hefei Construction Co., a PRC state-owned enterprise. Ms. Chen also serves as the deputy general manager and a member of the Chinese Communist Party Committee of the Hefei Construction Co., where she is responsible for the investment management and legal affairs.

However, there is no official definition or guidance under written laws and regulations in China regarding whether members of CCP committees of state-owned enterprises are considered “CCP officials” and the interpretation and application of the term “CCP officials” may differ depending on the specific context. Due to the ambiguity surrounding whether, in relation to Item 16I(b)(4), Ms. Xiaobei Chen qualifies as a CCP official in her capacity as a member of the CCP Committee of a PRC state-owned enterprise, we are not in a position to conclude that Ms. Chen is an “official” of the CCP.

Therefore, except for the uncertainty noted above, none of the members of the board of directors of NIO Inc. or our consolidated foreign operating entities, including the VIEs, is an official of the Chinese Communist Party as of the date of this annual report to our knowledge.

(iv) ~~To our knowledge,~~ None of the currently effective memorandum and articles of association (or equivalent organizing document) of NIO Inc. and its consolidated foreign operating entities, including the VIEs, contains any charter of the Chinese Communist Party.”

In addition, in response to the Staff’s comment regarding Awesome Pilot Limited’s affiliations with government entities, the Company further clarifies that Awesome Pilot Limited is not affiliated with any government entities.

*           *           *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned, chief financial officer of the Company, at +86 186 2108 8575 or via e-mail at Steven.feng@nio.com, or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Wei Feng
Wei Feng
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP